10026678

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

amendment

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

A

OMB APPROVAL	
OMB Number:	3235-0123
Expires: February 28, 2010	
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8 - 67220

KY 3/4

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SYMPHONIC SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 LEXINGTON AVE
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDMUND TOWERS — 212 702-3515
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISBERG, MOLE', KRANTZ & GOLDFARB LLP
(Name -- *if individual, state last, first, middle name*)

185 CROSSWAYS PARK DRIVE	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC
Mail Processing
Section
FEB 25 2010
Washington, DC
105

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KY 3/10

OATH OR AFFIRMATION

I, EDMUND TOWERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SYMPHONIC SECURITIES LLC, as of 31-Dec 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CFO

Title

Notary Public

GREGG ROBERT GIAQUINTO
Notary Public - State of New York
No. 02GI6176034
Qualified in Suffolk County
My Comm. Expires Nov. 19, 2011

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SYMPHONIC SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Managing Member of
Symphonic Securities LLC

We have audited the accompanying statement of financial condition of Symphonic Securities LLC (the "Company") as of December 31, 2009 that you are filing pursuant to rule 17a-5 under the Securities exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the Untied States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Symphonic Securities LLC at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Weisberg, Mole', Krantz & Goldfarb, LLP

Woodbury, New York
February 17, 2010

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

SYMPHONIC SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

Cash	$	200,389
Receivables from brokers or dealers		50,254
Receivables from affiliates		29,135
Other		27,202
Total assets	$	306,980

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses and other payables	$	8,000
Payable to affiliates		118,136
Total liabilities	$	126,136
Commitments and contingencies - note 7		
Member's equity	$	180,844
Total liabilities and member's equity	$	306,980

The accompanying notes are an integral part of this financial statement.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Symphonic Securities, LLC (the "Company") is a registered broker/dealer in securities and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned limited liability company of Acebes, D'Alessandro and Associates, LLC ("ADA").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated events and transactions that occurred through February 17, 2010, which is the date the financial statements were issued, for possible disclosure and recognition in the financial statements.

Income Taxes

As a single member limited liability company, the Company's assets, liabilities, income and expenses are treated as if ADA directly owned these amounts for federal and state income tax purposes and, accordingly, the Company will generally not be subject to income taxes.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents includes funds in bank checking accounts.

Revenue Recognition

The Company's policy is to record commissions earned on securities transactions on a trade date basis. The Company's revenues consist primarily of commissions on sales of insurance products and sales fees.

Credit and Off-Balance-Sheet Risk

The Company receives its commission income from customer transactions on settlement date from its clearing brokers and, accordingly, will not be exposed to credit risk. Additionally, at December 31, 2009, the Company does not hold any financial instruments with off-balance-sheet risk. At certain times throughout the year the Company may maintain bank account balances in excess of federally insured limits.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $124,507, which was $99,507 in excess of its required capital of $25,000. The Company's net capital ratio was 1.01 to 1.

NOTE 3 - CUSTOMER PROTECTION RULE

The Securities and Exchange Commission Customer Protection Rule (rule 15c3-3) sets out regulations concerning self-clearing firms. The Company clears all of its customer transactions through outside brokers on a fully disclosed basis and effectuates financial transactions with its customers through accounts designated as "Special Account for the Exclusive Benefit of Customers" and, therefore, the Company has claimed exemption from these regulations under rule 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii). The Company is in compliance with the exemptive provisions of the rule.

As a non-clearing firm, the Company does not hold customer funds or securities. Procedures for controls applied by the Company's clearing agent have been examined by other independent auditors during the fiscal year and were deemed adequate for safeguarding customer funds and securities.

NOTE 4 - REGULATION

The Company is registered as a broker/dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker/dealers has been delegated to self-regulatory organizations, such as the FINRA, which had been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

NOTE 5 - INCOME TAXES

As previously discussed, the Company, as a limited liability company is generally not subject to federal and state corporate income taxes. However, New York City imposes an unincorporated business tax on partnerships and, accordingly, the Company's taxable income is subject to this New York City tax at the ADA level. The Company has incurred a loss for the year ended December 31, 2009 and, accordingly, a tax benefit has been recognized.

NOTE 6 - RELATED PARTIES

The Company utilizes space, personnel and other services and overhead which are incurred by affiliated companies. These services were transacted in the normal course of business and were recorded as specific expenses in the period provided.

Frequently throughout the year, transfers of working capital are made between the Company and affiliated companies. These affiliated companies are under common control and are wholly owned by ADA. As such, receivables related to working capital transfers, amounting to $29,135 at December 31, 2009, may be converted to capital at the discretion of management.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

An affiliated company executed a 10-year lease for office space that expired in May 31, 2008. In 2006, this affiliate extended the lease term until December 31, 2011 and leased additional spaces. The Company occupies a portion of this space and is allocated rent accordingly. Under the terms of the original lease, annual rent calculated on the straight-line basis, including the rent abatement period, approximates $1,400,000. For the period that the lease has been extended, annual rent will increase approximately $38,000. The Company's allocated portion of the annual rent expense amounts to approximately $10,500 per year. Future annual rent to be allocated to the Company through the expiration of the lease agreement is as follows:

Year Ended December 31, 2010	$	10,500
Year Ended December 31, 2011		10,500
Total	$	21,000

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Managing Member of
Symphonic Securities LLC

In planning and performing our audit of the financial statements and supplemental schedules of Symphonic Securities LLC ("the Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

A control deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of Management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Weinberg, Mole', Krantz & Goldfarb, LLP

Woodbury, New York
February 17, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067220 FINRA DEC
SYMPHONIC SECURITIES LLC 6*6
570 LEXINGTON AVE
NEW YORK NY 10022-6837

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ben Yohessian 212-702-3571

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150)

1/31/09
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Symphonic Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Controller
(Title)

Dated the 17 day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 129,793
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	129,676
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	129,676
2d. SIPC Net Operating Revenues	$ 117
2e. General Assessment @ .0025	$ 150.
	(to page 1 but not less than $150 minimum)

SECURITIES

February 24, 2010

SEC Headquarters
100 F Street, NE
Washington, DC 20549

RE: SEC File # 8-67220

Dear Regulator:

Please be advised that the public copy of Symphonic Securities LLC's certified annual audited financial, submitted February 23, 2010 pursuant to Section 15 of the Securities and Exchange Act of 1934, contain errors. The title page contains a statement that the report is "Confidential Pursuant to Reg. §240.17a-5(e)(3)." This statement should have been omitted from Symphonic Securities LLC's public filing. In addition, the original title page and footnotes read "Financial Statements" and "Notes to Financial Statements," respectively. The title page and footnotes should read "Statement of Financial Condition" and "Notes to Statement of Financial Condition," respectively.

Enclosed is a revised public filing. Please accept it instead of the report previously filed.

Sincerely,

Edmund Towers
Chief Financial Officer

Encl.

570 Lexington Avenue, New York, NY 10022
Tel 212-702-7272 / 800 390 6133 Fax 212-702-7273 www.symphonicfinancial.com